SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 14th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99-1
Exhibit 99-2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated May 14th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
07 may, 2007
The offer on Converium will
Now open on May 29
SCOR takes note of the Swiss Takeover Board’s Recommendation II dated May 7, 2007 to extend the cooling-off period by an additional 13 Swiss trading days to May 25, 2007 due to the uncertainty of the impact of the complaint filed on April 16, 2007 by Converium Holding AG (“Converium”) and on May 1, 2007 by an American holder of American Depositary Shares of Converium in the United States District Court for the Southern District of New York on SCOR’s public tender offer in Switzerland for all publicly held registered Converium shares (the “Offer”). As a result of such proposed extension of the cooling-off period, the offer period will now run from May 29, 2007 until June 25, 2007, 4:00 p.m. CET, subject to extension in accordance with the provisions of the offer prospectus.
SCOR reiterates that it has complied with all applicable legal and regulatory provisions in connection with the Offer and will continue to defend itself vigorously against the unfounded allegations of the plaintiffs.
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2007 Communications Timetable
2007 1st quarter Results and General Meeting 24 May 2007
This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium. The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) and the complementary note (the “Complementary Note”) relating to the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Complementary Note and a complementary document to Document E (the “Complementary Document”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 23, 2007. These documents are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of these documents will be addressed without charge upon request.
U.S. Restrictions

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. Accordingly, copies of this communication are not being made available and should not be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US Persons.
U.K. Restrictions
This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of this communication are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, including the risk that the combination of SCOR and Converium might not be consummated. The following factors, among others, may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus, para. 2.1 of the Complementary Note, para. 3.1 of Document E and para. 3.1 of the Complementary Document for certain specific risk factors relating to the transactions to which they relate.

Exhibit 99-2
10 may, 2007
SCOR and Converium announce that they have reached a friendly agreement
SCOR and Converium are pleased to announce that they have reached an agreement on the terms and conditions of a friendly transaction in connection with the voluntary public tender offer for the publicly held shares in Converium Holding AG that SCOR has not already acquired.
According to the Transaction Agreement signed earlier today:
•	SCOR agrees to adjust the Offer Price for each Converium Share tendered to 0.5 new SCOR Share and CHF 5.50 in cash. The Offer Price will not be reduced by the proposed gross dividend of CHF 0.20 per Converium Share. Based on the closing price of SCOR Shares on May 9, 2007, the Offer Price is adjusted by 7.9%. The other provisions of the Offer prospectus shall remain unchanged.

•	SCOR agrees to ensure not to serve, for a period of twelve months following the settlement of the Offer, any notice to any Converium employees in Switzerland (except for cause).

•	SCOR reiterates its commitment to maintain a strong presence in Zurich and make Zurich one of the three key European hubs of the combined Group, together with Paris and Cologne.

•	The Board of Directors of Converium unanimously and unconditionally recommends to accept the Offer. This recommendation is supported by all the members of the Global Executive Committee of Converium.

•	The Board of Directors of Converium proposes at the Annual Meeting of shareholders of May 10, 2007 the appointment of Gilles Meyer, member of the Executive Committee of SCOR, as a Member of the Board of Converium.

•	Converium withdraws its litigation in the US. Converium also withdraws its proposal for a capital reduction at the Annual Meeting of shareholders.

•	Converium and SCOR underwriting teams will start as soon as possible with the preparation of a joint underwriting plan for the 2008 renewal season and further develop SCOR’s “Dynamic Lift” strategic plan for the combined Group.
The revised terms are compatible with the “Dynamic Lift” objectives and in particular the combined Group’s objective to achieve a level of security in the “A+” range for its clients, and to achieve a level of ROE of 900bps above the risk free rate over the cycle.
The transaction will have a significant positive impact for SCOR shareholders. It should result in a single digit EPS accretion as soon as 2008 and a double digit EPS accretion in 2009 based on the “Dynamic Lift” assumptions.
Denis Kessler, Chairman and Chief Executive Officer of SCOR, declared: “We are very pleased to have reached a friendly agreement with the Converium Board. This agreement is based on trust, mutual understanding and respect, which both SCOR and Converium consider as essential values of the reinsurance industry. All the conditions are now in place to get to work without delay in order to create together a Top 5 global multi-line reinsurance company with European roots and global reach. This combination project is based on solid industrial foundations. It will create value for the shareholders. It will offer our clients an expanded range of high value-added services. The combined Group will offer a reinforced level of security. This combination will create career opportunities for the employees who will actively participate in this project. On behalf of the Board of Directors of SCOR, I would like to thank all those who contributed to the preparation and the execution of this ambitious and motivating project. And speaking for the SCOR Group, I wish to emphasize that we have a deep respect for the underwriters and managers of Converium, who have successfully achieved the turnaround of their Group and put it back on the profitability track. We welcome them on board.”
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2007 Communications Timetable
2007 1st quarter Results and General Meeting 24 May 2007

This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium. The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) and the complementary note (the “Complementary Note”) relating to the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Complementary Note and a complementary document to Document E (the “Complementary Document”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 23, 2007. These documents are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of these documents will be addressed without charge upon request.
U.S. Restrictions
This communication does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. Accordingly, copies of this communication are not being made available and should not be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US Persons.
U.K. Restrictions
This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of this communication are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, including the risk that the combination of SCOR and Converium might not be consummated. The following factors, among others, may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus, para. 2.1 of the Complementary Note, para. 3.1 of Document E and para. 3.1 of the Complementary Document for certain specific risk factors relating to the transactions to which they relate.